May 13, 2015

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attn: Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.
Form 8-K
Filed March 31, 2015
File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd., a Nevada corporation (the “Company”), we are submitting this letter as a preliminary response to your Form 8-K comment letter dated April 23, 2015 (the “Letter”).

The Company intends and expects to file a complete response to the Letter, along with a conforming amendment to its Current Report on Form 8-K (the “Form 8-K”) originally filed with the Commission on March 31, 2015, by May 20, 2015.

We thank you for your patience with respect to the timing of the Company’s submitting a response to the Letter and in the filing an amendment to the Form 8-K.

If you have any questions or comments with respect to the response that we have provided above, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:          Emily Drazan, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Quan Ji, Chief Executive Officer

China Energy Technology Corp., Ltd.